FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F     X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes                             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 3, 2015 – PDMR’s Shareholding
2.	Press release dated March 3, 2015 – Holding(s) in Company
3.	Press release dated March 4, 2015 – Holding(s) in Company
4.	Press release dated March 5, 2015 – Treasury Stock
5.	Press release dated March 17, 2015 – Holding(s) in Company
6.	Press release dated March 19, 2015 – Holding(s) in Company
7.	Press release dated March 20, 2015 – Holding(s) in Company
8.	Press release dated March 23, 2015 – Holding(s) in Company
9.	Press release dated March 27, 2015 – Holding(s) in Company
10.	Press release dated March 31, 2015 – Holding(s) in Company
11.	Press release dated April 7, 2015 – Voting Rights and Capital

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.

Date: April 7, 2015	By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

PDMR Shareholding
RNS Number : 4111G
ARM Holdings PLC
03 March 2015

PDMRs' shareholdings

 ARM Holdings plc
3 March 2015

ARM Holdings plc (the "Company") announces a correction to the number of annual conditional awards made on 12 February 2015 and announced on 13 February 2015 under the Company's Long Term Incentive Plan ("LTIP") to certain PDMRs based outside the UK.  The need for this correction has arisen from the fact that it has now come to light that an incorrect exchange rate was used.  In three cases, these awards were made in the form of the Company's American Depositary Receipts (ADRs), where one ADR is equivalent to three ordinary shares.

The details are as follows:

	Number of ordinary shares previously confirmed as conditionally awarded	Total number of conditional awards previously confirmed as held under the LTIP	Corrected number of shares conditionally awarded	Total number of conditional awards held as ADRs and as ordinary shares	Increase in number from 13 February 2015 announcement
Tom Lantzsch	37,061	102,972	12,982 ADRs	65,911 ordinary shares 12,982 ADRs	628 ADRs
Antonio Viana	44,195	122,091	15,481 ADRs	77,896 ordinary shares 15,481 ADRs	750 ADRs
Dipesh Patel	39,505	108,414	13,838 ADRs	68,909 ordinary shares 13,838 ADRs	670 ADRs
Allen Wu	38,023	71,282	40,343 ordinary shares	73,602 ordinary shares	2,320 ordinary shares

The mid market closing price on 11 February 2015, being the business day prior to the date of these awards, was 1087.00 pence per ordinary share and $50.31 per ADR.

Under the LTIP, the vesting of shares conditionally awarded is subject to achievement of TSR and EPS performance measures and they will normally vest 3 years from the date of award.

ENDS

Item 2

Holding(s) in Company
RNS Number : 4223G
ARM Holdings PLC
03 March 2015

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	N/A
3. Full name of person(s) subject to the notification obligation: iii	Janus Capital Management LLC
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	20 February 2015
6. Date on which issuer notified:	23 February 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	36,513,196	36,513,196	35,657,521	35,657,521		2.54

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
ADR			6,151,731	0.44

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
41,809,252	2.98

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:	Janus Capital Management LLC
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
14. Contact name:	Kathleen Valenta
15. Contact telephone number:	303.336.4528

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	Janus Capital Management LLC
Contact address (registered office for legal entities)	151 Detroit Street Denver, CO 80206 USA
Phone number & email	303.336.4528 Kathy.valenta@janus.com
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name
Contact address
Phone number & email
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 3

Holding(s) in Company

RNS Number : 5669G
ARM Holdings PLC
04 March 2015

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Arm Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	2nd March 2015
6. Date on which issuer notified:	4th March 2015

7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	70,534,541	70,534,541	N/A	N/A	70,654,223	N/A	5.01%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				1,062,679	Nominal	Delta
					0.08%	0.08%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
71,716,902	5.08%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Tim Dudley
15. Contact telephone number:	020 7743 1540

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 4

Treasury Stock

RNS Number : 6144G
ARM Holdings PLC
05 March 2015

ARM Holdings PLC
5 March 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 4 March 2015 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

808 ordinary shares @ 446.40 pence per share

Following the above transfers of treasury stock, the Company held 682,276 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,411,478,560.

End

Item 5

Holding(s) in Company

RNS Number : 6407H
ARM Holdings PLC
17 March 2015

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	13th March 2015
6. Date on which issuer notified:	16th March 2015

7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	70,580,012	70,580,012	N/A	N/A	70,539,655	N/A	4.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				989,609	Nominal	Delta
					0.07%	0.07%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
71,529,264	5.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 2536

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 6

Holding(s) in Company

RNS Number : 9565H
ARM Holdings PLC
19 March 2015

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Arm Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	18th March 2015
6. Date on which issuer notified:	19th March 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	70,494,685	70,494,685	N/A	N/A	70,577,543	N/A	5.00%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				984,510	Nominal	Delta
					0.07%	0.07%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
71,562,053	5.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 2536

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 7

Holding(s) in Company

RNS Number : 0847I
ARM Holdings PLC
20 March 2015

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Arm Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	19th March 2015
6. Date on which issuer notified:	20th March 2015

7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	70,577,543	70,577,543	N/A	N/A	70,573,483	N/A	4.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				962,086	Nominal	Delta
					0.07%	0.07%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
71,535,569	5.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 2536

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 8

Holding(s) in Company

RNS Number : 2350I
ARM Holdings PLC
23 March 2015

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Arm Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	20th March 2015
6. Date on which issuer notified:	23rd March 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	70,573,483	70,573,483	N/A	N/A	70,594,527	N/A	5.00%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				921,975	Nominal	Delta
					0.07%	0.07%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
71,516,502	5.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 2536

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 9

Holding(s) in Company

RNS Number : 7174I
ARM Holdings PLC
27 March 2015

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	26th March 2015
6. Date on which issuer notified:	27th March 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	70,766,052	70,766,052	N/A	N/A	70,313,063	N/A	4.98%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				903,949	Nominal	Delta
					0.06%	0.06%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
71,217,012	5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 2536

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 10

Holding(s) in Company

RNS Number : 0787J
ARM Holdings PLC
31 March 2015

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	30th March 2015
6. Date on which issuer notified:	31st March 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	70,306,703	70,306,703	N/A	N/A	70,806,348	N/A	5.02%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				834,697	Nominal	Delta
					0.06%	0.06%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
71,641,045	5.08%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 2536

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 11

ARM Holdings PLC

7 April 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 March 2015 consists of 1,412,160,836 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 682,276 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,411,478,560.

The above figure 1,411,478,560 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End